U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08839				October 31, 2019
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

SPDR Series Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds listed in Appendix A (collectively referred to as the “Funds”) (five of the funds constituting SPDR® Series Trust (the “Trust”)) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of October 31, 2019. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2019 and with respect to agreement of security purchases and sales, for the period from September 30, 2019 (the date of our last examination with respect to the Funds) through October 31, 2019:

•	Confirmation of all securities in book entry form held by the Depository Trust Company, Federal Reserve Bank and International Depositories;

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all securities between the books and records of the Funds and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company, Federal Reserve Bank and International Depositories and the books and records of the Custodian; and

•	Agreement of one security purchase and one security sale, for each Fund, since our last report from the books and records of the Funds to purchase and sales reports from the Funds’ administrator.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the Trust complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2019, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 30, 2020

Appendix A

SPDR Bloomberg Barclays Emerging Markets Local Bond ETF

SPDR Bloomberg Barclays International Corporate Bond ETF

SPDR Bloomberg Barclays International Treasury Bond ETF

SPDR Bloomberg Barclays Short Term International Treasury Bond ETF

SPDR FTSE International Government Inflation-Protected Bond ETF

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

September 30, 2020

We, as members of management of the funds listed in Appendix A (collectively referred to as the “Funds”) (five of the funds constituting SPDR® Series Trust (the “Trust”)), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2019, and from September 30, 2019 through October 31, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2019, and from September 30, 2019 through October 31, 2019, with respect to securities reflected in the investment account of the Funds.

SPDR Series Trust

By:

/s/ Bruce S. Rosenberg

Bruce S. Rosenberg
Treasurer

Appendix A

SPDR Bloomberg Barclays Emerging Markets Local Bond ETF

SPDR Bloomberg Barclays International Corporate Bond ETF

SPDR Bloomberg Barclays International Treasury Bond ETF

SPDR Bloomberg Barclays Short Term International Treasury Bond ETF

SPDR FTSE International Government Inflation-Protected Bond ETF